Mail Stop 4561

December 2, 2008

Kenneth A. Hiltz
Chief Financial Officer
BearingPoint, Inc.
1676 International Drive
McLean, VA 22102

> **Re: BearingPoint, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2007**
> **Filed February 28, 2008**
> **File No. 001-31451**

Dear Mr. Hiltz:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kevin Woody
Branch Chief